EXHIBIT 99.1

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports 2011 Q4 and full-year results, announces 2012 financial outlook

  BCE Q4 net earnings attributable to common shareholders of $486 million, up 52.8%; Adjusted net earnings(1) attributable to common shareholders of $484 million, up 8.5%

  Bell revenue up 12.6% and EBITDA(2) up 10.3%, reflecting strong contributions from Bell Wireless and Bell Media

  Strong Wireless revenue and EBITDA growth trajectory – service revenue increases 6.4% on 4.1% higher ARPU and postpaid net additions of 131,986; Wireless EBITDA up 9.6% and service margin expands 1.1 percentage points

  Wireless data revenue growth of 32%, driven by rapidly increasing smartphone adoption and higher usage of mobile content and other data services

  Bell expands next generation LTE mobile network to 7 more urban centres, now serves far more Canadian cities with LTE than its major wireless competitor

  Bell TV additions increase 20.4% as Fibe TV gains 27,726 net new customers

  Continued strong execution on cost control with Bell Wireline operating costs down a further 5% in Q4

  All 2011 financial guidance targets met; 2012 outlook builds on positive momentum and focused execution of Bell Strategic Imperatives

MONTRÉAL, February 9, 2012 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the fourth quarter (Q4) of 2011 and announced its financial guidance for 2012.

Capping off a solid year of financial performance, BCE reported Q4 net earnings attributable to common shareholders of $486 million, a 52.8% increase from $318 million in Q4 2010; Adjusted net earnings attributable to common shareholders of $484 million, an increase of 8.5%; and earnings per share (EPS) and Adjusted EPS of $0.62 each, up 47.6% and 5.1%, respectively, compared to $0.42 and $0.59 in Q4 2010.

Bell delivered double-digit revenue and EBITDA growth of 12.6% and 10.3%, respectively, with significant contributions from all Bell growth services, including strong revenue, EBITDA and postpaid subscriber performance at Bell Wireless, significant revenue and EBITDA contribution from Bell Media, and fast subscriber growth in Bell’s new Fibe TV service.

“Bell’s industry-leading investments in Canada’s best broadband networks, products and content are delivering strong revenue and EBITDA increases, led by growth at Bell Wireless and Bell Media and fast-accelerating Bell Fibe TV additions as we covered Montréal and Toronto with our new broadband TV service in Q4,” said George Cope, President and CEO of Bell Canada and BCE. “With a focus on delivering next generation networks – such as our quickly expanding LTE mobile footprint – enhanced customer service, and cost efficiency across our business, the Bell team made very strong progress in the execution of our 5 Strategic Imperatives in 2011. Today we announce our 6th Imperative – Expand Media Leadership –reflecting our commitment to leverage Bell’s leading broadband networks to bring Canada’s best content to customers across the screens of their choice.”

1/15

Bell is dedicated to achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks and Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure.

Bell Media – formed on April 1, 2011 following Bell’s acquisition of CTV, Canada’s premier media company – generated substantial revenues and EBITDA in Q4, driven by continued leadership in conventional TV, and strong growth in sports, specialty channels, mobile TV and online video services. As part of its commitment to bring Canadians the best content available, Bell also has an ownership stake in the Montréal Canadiens and, as announced in December 2011, will acquire an ownership position in Maple Leaf Sports & Entertainment Ltd. (MLSE), owner of the Toronto Maples Leafs, Raptors, Marlies and Toronto FC. The transaction is expected to close in mid-2012.

LTE mobile network expansion
Bell also today announced a major expansion of its next generation LTE mobile network to 7 more urban centres across Canada. Starting tomorrow, Bell customers in Montréal, Québec City, Ottawa, London, Calgary, Edmonton and Vancouver join those in the Greater Toronto Area (GTA), Halifax, Hamilton, Kitchener-Waterloo, Guelph, Belleville and Yellowknife in being able to access the latest LTE mobile network technology and LTE superphones, tablets and turbo sticks from Bell. Bell LTE now offers Internet and data access speeds as high as 75 Megabits per second in 14 urban centres – far more cities than its major wireless competitor – with plans to expand to more cities in 2012, and to rural and remote locations across Canada pending the outcome of the federal government’s 700 MHz spectrum auction policy decision. LTE complements Bell’s HSPA+ network, which already serves more than 96% of the Canadian population.

“Bell and BCE achieved all financial targets in 2011, with strong growth in earnings and free cash flow driven by robust revenue and EBITDA gains across Bell’s growth businesses,” said Siim Vanaselja, Chief Financial Officer of Bell Canada and BCE. “The 2012 financial guidance targets that we set today underscore continued growth momentum in wireless, TV, Internet and media. Our business plan and strong financial foundation support the ongoing execution of our dividend growth objective.”

BCE has increased its common share dividend seven times since the end of 2008, including a 5% increase in the 2012 dividend to $2.17. BCE also announced a $250 million NCIB (Normal Course Issuer Bid) program in December 2011 that is now 77% complete, and made a voluntary $750 million pension contribution in December that reduces Bell Canada’s solvency deficit and positively impacts financial performance in 2012.

“Our expected financial performance in 2012 is supported by the significant level of investment in broadband communications infrastructure and multi-media platforms made over recent years, together with substantial financial flexibility as evidenced by a strong credit and liquidity profile,” said Mr Vanaselja.

2/15

Bell operational performance
Bell’s operating revenues increased 12.6% this quarter to $4,576 million, as revenues from Bell Media, Wireless, TV and residential Internet offset declines in local and access, long distance and data product revenues. Bell’s EBITDA grew 10.3% this quarter to $1,548 million on strong performance by Bell Wireless and the addition of Bell Media’s EBITDA. For the full year 2011, Bell’s operating revenues were $17,133 million, an increase of 9.3% compared to 2010, while EBITDA increased 8.6% to $6,312 million.

Bell Wireless operating revenues increased 5.9% to $1,365 million this quarter, with service revenue up 6.4% and EBITDA up 9.6%, reflecting the significant flow-through of increased postpaid smartphone subscribers acquired throughout 2011. Postpaid net additions in Q4 totalled 131,986, with smartphone users now accounting for 48% of total postpaid subscribers, compared to 31% last year. Blended ARPU (average revenue per user) was up 4.1%, or $2.16, to $54.50 per month, our highest year-over-year quarterly growth rate in 2011, reflecting a 32% increase in wireless data revenue. Bell Wireless EBITDA grew 9.6% in Q4 even with a $24 million year-over-year increase in customer acquisition and retention costs. For the full year, Bell Wireless operating revenues were up 6.6% to $5,231 million on service and product revenue growth of 6.7% and 3.7%, respectively. EBITDA grew 6.1% to $1,823 million.

Bell Wireline Q4 performance reflected solid results from residential growth services, with Internet and TV revenues up 10% and 1.6%, respectively. TV revenue grew on the strength of Bell Fibe TV, with 27,726 net new subscriber activations, up 20.4% from last year. TV and residential Internet revenue growth was offset by declines in local and access, long distance, and data product and equipment revenues, resulting in a 4% overall decrease in Bell Wireline operating revenues to $2,709 million in Q4 2011. For the full year, Bell Wireline operating revenues were $10,621 million, a 3% decrease over 2010.

Bell Wireline EBITDA was down 2.2% in Q4 on lower operating revenues. A 5% improvement in wireline operating costs this quarter effectively offset the loss of higher-margin legacy revenues and costs related to growing the Fibe TV subscriber base, resulting in EBITDA margin expansion of 0.7 percentage points to 36.8%. For full-year 2011, EBITDA increased 1.5% to $4,155 million on solid residential results and substantial cost savings, all of which had a positive impact on EBITDA margin, up 1.7 percentage points to 39.1%.

Bell Media had revenues of $578 million this quarter, benefitting from strong subscriber revenue growth due to higher rates for broadcast distributors carrying leading Bell Media specialty channels, such as TSN and RDS, and increasing usage of online video and mobile TV services. Bell Media’s Q4 EBITDA was $130 million, reflecting a non-cash charge of $33 million to amortize the fair value increment of programming rights recognized on the acquisition of CTV. Since its creation on April 1, 2011, Bell Media generated 2011 revenues of $1,542 million and EBITDA of $334 million, including a non-cash amortization charge of $63 million.

Bell invested $871 million in new capital this quarter to support its rapid broadband infrastructure development, including new fibre to residential homes and businesses in Ontario and Québec to support Bell Fibe TV, Fibe Internet and new cloud computing services for business, and the ongoing rollout of Bell’s LTE mobile network, which this week grows to 14 urban centres across Canada, with further expansion planned in 2012. In 2011, Bell continued to lead Canada’s investment in broadband infrastructure with $2,683 million in capital expenditures, corresponding to a capital intensity of 15.7% of Bell’s operating revenues.

3/15

BCE results
BCE’s operating revenues increased by 10.4% to $5,166 million in the fourth quarter and by 7.9% to $19,497 million for the full year, due mainly to the acquisition of CTV and improved wireless performance at Bell.

BCE’s EBITDA increased by 6.9% to $1,869 million in Q4 and 6.2% to $7,629 million for 2011; strong EBITDA growth at Bell, including Bell Media, was partly offset by lower EBITDA at Bell Aliant.

BCE’s cash flows from operating activities were $838 million in Q4, compared to $491 million last year, due to higher net earnings. Free cash flow(3) this quarter, pre and post the $750 million voluntary pension plan contribution, was $564 million and negative $186 million, respectively, compared to $219 million and negative $531 million, respectively, in the previous year. The year-over-year improvement was due to higher EBITDA and an improved working capital position. For the full year, BCE’s cash flows from operating activities were up 11.5% to $4,869 million and free cash flow, pre and post the voluntary pension contribution, was $2,261 million and $1,511 million, respectively.

BCE’s net earnings attributable to common shareholders were $486 million, or $0.62 per share, in Q4 compared to $318 million, or $0.42 per share, in the same quarter last year. The year-over-year increase in earnings was due primarily to higher EBITDA and lower severance, acquisition and other costs, and a fair value loss in Q4 2010 on the publicly held units of Bell Aliant Income Fund, which were treated as debt under IFRS accounting. Full-year net earnings attributable to common shareholders were $2,221 million or $2.88 per share, compared to $2,083 million or $2.74 per share in 2010.

BCE’s Adjusted EPS was $0.62 per common share in the quarter, compared to $0.59 last year. This 5.1% increase was due to higher EBITDA, lower net pension finance costs, and gains on derivative contracts, partly offset by higher depreciation and net interest expense due mainly to the acquisition of CTV which, on a net basis, was accretive to overall earnings in 2011. For the full year 2011, BCE’s Adjusted EPS was $3.13 per share, or 12.2% higher than the previous year.

Financial Highlights
($ millions except per share amounts) (unaudited)	Q4 2011	Q4 2010	% change	2011	2010	% change
Bell (i)
Operating Revenues	4,576	4,065	12.6%	17,133	15,669	9.3%
EBITDA	1,548	1,403	10.3%	6,312	5,812	8.6%
BCE
Operating Revenues	5,166	4,679	10.4%	19,497	18,069	7.9%
EBITDA	1,869	1,748	6.9%	7,629	7,185	6.2%
Net Earnings Attributable to Common Shareholders	486	318	52.8%	2,221	2,083	6.6%
EPS	0.62	0.42	47.6%	2.88	2.74	5.1%
Adjusted EPS	0.62	0.59	5.1%	3.13	2.79	12.2%
Cash flows from operating activities	838	491	70.7%	4,869	4,367	11.5%
Free Cash Flow	(186)	(531)	65.0%	1,511	1,437	5.1%

(i)	Bell includes the Bell Wireless, Bell Wireline and Bell Media segments.

4/15

Bell Wireless
Bell Wireless continued to deliver strong postpaid net additions, steady data revenue growth on accelerating smartphone adoption and usage, and higher blended ARPU. Leveraging Bell’s leading broadband mobile HSPA+ and LTE networks, 10 new devices were launched in the quarter, including the Galaxy Nexus, the iPhone 4S, the HTC Raider LTE, the LG Optimus LTE and the BB Bold 9790, allowing customers to take full advantage of enhanced Bell Mobile TV service and original content offerings from Bell Media.

  Total Bell Wireless operating revenues increased 5.9% to $1,365 million this quarter. Service revenues increased 6.4% to $1,222 million, due to subscriber growth and higher blended ARPU supported by wireless data revenue growth of 32%. Product revenues decreased 3.7% to $129 million, due to aggressively competitive handset pricing during the holiday season. For the full year, total Bell Wireless operating revenues increased 6.6% to $5,231 million with service revenues growing 6.7% to $4,769 million and product revenues up 3.7% to $422 million.

  Blended ARPU increased 4.1% in the quarter to $54.50, reflecting a greater percentage of higher value postpaid customers in the Bell Wireless subscriber base. For the full year, blended ARPU increased 2.9% to $53.55.

  Bell Wireless EBITDA increased 9.6% to $421 million this quarter. Higher revenues were partly offset by an increase in acquisition and retention costs from an increased smartphone mix and competitive handset pricing. For the full year, Bell Wireless EBITDA increased 6.1% to $1,823 million.

  EBITDA margin on wireless service revenues increased 1.1 percentage points to 34.5% this quarter.

  Postpaid gross activations were 389,317 in Q4 compared to a record fourth-quarter total of 399,041 last year. Prepaid gross activations decreased by 31,073 to 122,600. Total gross activations were 511,917 this quarter, 40,797 lower than last year.

  Smartphone users represented 48% of total postpaid subscribers at the end of 2011, compared to 31% one year earlier.

  Postpaid net additions were 131,986 this quarter, compared to 156,708 last year, reflecting aggressive acquisition offers from competitors. The prepaid client base declined by 74,100 this quarter, compared to a customer loss of 39,926 last year, due to higher churn and higher prepaid-to-postpaid migrations.

  Postpaid churn remained stable at 1.5% despite intense competition while prepaid churn increased to 4.2% from 3.6%. Blended churn increased marginally to 2.1%.

  The Bell Wireless client base reached 7,427,482 at the end of the quarter, an increase of 2.6% over last year.

  Cost of acquisition increased 9.5% this quarter to $450 per gross activation. Higher handset subsidies were driven by an increased proportion of postpaid and smartphone activations as well as competitive pricing.

Bell Wireline
Bell Residential Services reported solid TV subscriber net additions in Q4, reflecting the accelerating success of Bell Fibe TV, as well as strong residential Internet revenue growth. Wireline voice revenue declined over last year mainly as a result of higher residential NAS line losses and increased business long distance revenue erosion. In Bell Business Markets, lower data product sales and sustained price competition pressured overall wireline revenues and EBITDA even as business NAS line losses continued to improve year-over-year. Continued strong execution on cost reductions contributed to margin improvement this quarter.

5/15

  Bell Wireline operating revenues decreased 4.0% to $2,709 million this quarter. For the full year, Bell Wireline operating revenues decreased 3.0% to $10,621 million.

  Bell Wireline EBITDA decreased 2.2% this quarter to $997 million on lower operating revenues; EBITDA margin increased 0.7 percentage points to 36.8%, reflecting a 5% year- over-year improvement in wireline operating costs. For the full year, Bell Wireline EBITDA increased 1.5% to $4,155 million, due to improved operating costs.

  TV revenues increased 1.6% to $457 million this quarter; TV ARPU was down 1.5% reflecting upfront promotional discounts and activation credits provided to new Fibe TV customers.

  Total TV net activations increased 20.4% to 27,726 this quarter, due to increasing traction for Bell Fibe TV as its service footprint expanded across Montréal and Toronto during the quarter. The Bell TV subscriber base reached 2,087,596 at the end of 2011, representing a 3.3% increase over 2010.

  Growth in residential Internet and IP-based service revenues was offset by lower legacy data revenues and reduced product sales, principally in the business sector, leading to an overall 4.1% decrease in data revenues to $993 million this quarter. Wireline data revenue results in Q4 2010 included revenue from Sympatico.ca portal, now part of the Bell Media segment.

  High-speed Internet net activations were 1,091 this quarter, compared to 12,099 in Q4 2010. Bell had 2,112,752 high-speed Internet subscribers at the end of the quarter, 0.7% more than last year.

  Local and access revenues declined 6.3% to $687 million this quarter. Total NAS at the end of Q4 was 6,101,656, representing a 5.8% decline year over year. This is attributable to competition and a reduction in access lines and digital circuits, as customers continue to adopt wireless and IP-based technologies. Residential NAS line losses increased from 36,550 in Q4 2010 to 89,733 in this quarter. Business NAS losses improved in Q4 2011 to 13,947 from 27,622 last year.

  Long distance revenues declined 5.6% to $219 million this quarter.

  Equipment and other revenues decreased 6.8% this quarter to $272 million.

Bell Media
On April 1, 2011, Bell completed its acquisition of CTV and launched the new Bell Media segment encompassing all CTV and other Bell content assets, including the Sympatico.ca portal.

  Bell Media’s operating revenues were $578 million this quarter, reflecting subscriber fee revenue from specialty TV channels, such as TSN and RDS, and digital online video and mobile TV services. Bell Media generated 2011 revenues of $1,542 million since its creation on April 1, 2011.

  Subscriber revenues also reflected the implementation of higher rates charged to other broadcast distributors for certain Bell Media specialty sports services.

  Bell Media’s EBITDA was $130 million this quarter and $334 million for 2011, reflecting healthy topline performance and disciplined cost management. A $33 million non-cash charge was recognized in the quarter ($63 million in 2011) for the amortization of the fair value increment of certain programming rights acquired in the CTV acquisition.

  CTV and CTV Two completed the fall season with 12 of the Top 20 TV programs, up one position in the Adults 25-54 viewer category, as well as the Top 5 new fall series

  CTV’s non-sports specialty services continued to post strong audience growth, led by double-digit increases for The Comedy Network, Bravo!, CP24 and CTV News Channel

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  During the quarter, Bell Media launched RDS2, a companion sports channel to #1 French- language specialty channel RDS, and rebranded TSN Radio 990 in Montréal and TSN Radio 1290 in Winnipeg.

  In October, Bell Media secured exclusive Canadian media rights to FIFA World Cup™ Soccer – including 2018 FIFA World Cup Russia™, 2022 FIFA World Cup Qatar™ and FIFA Women’s World Cup Canada 2015™ – to be available across all Bell platforms.

  Sympatico.ca launched Magic Santa for the fourth year. The personalised Santa greeting cards application was available online and on mobile devices. The site generated a total of 3.2 million video views – 23% of which were created through mobile devices.

  CTV.ca launched exclusive online show The Confession, in December 2011 which has already driven 338,000 video views, more than any other exclusive online show on CTV.ca.

Bell Aliant Regional Communications
Bell Aliant’s revenues decreased 2.1% to $701 million in Q4, due to lower local and access, long distance and equipment and other revenues, partly offset by higher data and wireless revenues. Bell Aliant’s EBITDA decreased 7.0% to $321 million due to lower revenues and higher operating costs.

Common Share Dividend
BCE’s Board of Directors has declared a quarterly dividend of $0.5425 per common share, payable on April 15, 2012 to shareholders of record at the close of business on March 15, 2012.

Outlook for 2012
Our 2012 financial guidance builds on the positive momentum delivered in 2011 and reflects continued strong progress in the execution of Bell’s Strategic Imperatives, plus the addition of a new imperative in 2012 – Expand Media Leadership – to take into account the CTV acquisition and the formation of Bell Media.

The financial guidance targets for revenue growth, EBITDA growth, Adjusted EPS, free cash flow and capital intensity in 2012 reflect one additional quarter of incremental financial impact in Q1 from the acquisition of CTV.

Given continued steady wireless revenue growth, improving wireline top-line performance attributable to stronger TV and Internet subscriber growth, an expected improvement in Bell Business Markets year-over-year performance trajectory, and increasing revenue contribution from Bell Media, Bell is targeting revenue growth of 3% to 5% in 2012.

With higher wireless revenues, improving wireline performance, and a growing contribution from Bell Media reflecting the flow-through of specialty sports channel rate increases to broadcast distributors, Bell is targeting EBITDA growth of 2% to 4% in 2012. Further operational cost savings in 2012 are expected to offset margin pressure from growth in Fibe TV and ongoing erosion of high-margin legacy voice and data revenues.

Capital expenditures are expected to increase year-over-year, while maintaining Bell’s capital intensity ratio at or below 16% of operating revenues.

BCE is targeting Adjusted EPS of $3.13 to $3.18 in 2012, reflecting higher EBITDA and lower total pension costs, offset by lower favourable tax adjustments year-over-year.

7/15

BCE expects to continue to generate substantial free cash flow in 2012. Projected free cash flow of $2,350 million to $2,500 million provides BCE with ample financial flexibility to execute its capital markets strategy, while increasing strategic capital investment to support the growth of operations and further improve Bell’s competitive position.

With the BCE annual common share dividend increase of 5% to $2.17 per share announced on December 8, 2011, BCE’s dividend payout ratio based on 2012 Adjusted EPS is below the mid-point of its policy of 65% to 75% of Adjusted EPS. Similarly, BCE’s dividend coverage using the mid-point of 2012 free cash flow guidance range yields a comparable dividend payout ratio.

BCE’s financial guidance targets for 2012 are as follows:

	2011 Results	2012 Guidance
Bell (i)
Revenue	$17,133 M
Revenue Growth		3% - 5%
EBITDA	$6,312 M
EBITDA Growth		2% - 4%
Capital Intensity	15.7%	≤16%
BCE
Adjusted EPS (ii)	$3.13	$3.13 - $3.18
Free Cash Flow (iii)	$2,261 M	$2,350 M - $2,500 M
Common dividend per share		$2.17
Dividend payout ratio (iv)
-Adjusted EPS		approx. 69%
-Free Cash Flow		approx. 69%

(i)	Bell’s 2012 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.
(ii)	EPS before severance, acquisition and other costs and net gains/losses on investments.
(iii)	2011 result excludes the voluntary $750 million pension contribution made in December 2011.
(iv)	Calculated using the mid-point of BCE’s 2012 Adjusted EPS and free cash flow guidance ranges.

Call with Financial Analysts
BCE will hold a conference call for financial analysts to discuss fourth-quarter results and 2012 guidance on Thursday, February 9 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial 416-695-7848 or toll-free 1-800-952-6845 shortly before the start of the call. A replay will be available for one week by dialing 905-694-9451 or 1-800-408-3053 and entering pass code 8782562#.

There will also be a live audio webcast of the call available on BCE’s website at: http://www.bce.ca/en/news/eventscalendar/webcasts/2012/20120209/index.php. The mp3 file will be available for download on this page later in the day.

8/15

Notes

The information contained in this news release is unaudited.

(1)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies. We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. For 2010, Adjusted net earnings also excludes the fair value adjustments on the fund unit liability and adjusts earnings to reflect the interest on the fund unit liability as non-controlling interest. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share. We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, and net (gains) losses on investments, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and earnings per share. The following table is a reconciliation of net earnings attributable to common shareholders and earnings per share to Adjusted net earnings on a consolidated basis and per BCE Inc. common share (Adjusted EPS), respectively.

($ millions except per share amounts)
	Q4 2011		Q4 2010		2011		2010
	Total	Per share	Total	Per share	Total	Per share	Total	Per share
Net earnings attributable to common shareholders	486	0.62	318	0.42	2,221	2.88	2,083	2.74
Severance, acquisition and other costs	(2)	-	67	0.09	282	0.37	189	0.25
Net (gains) losses on investments	-	-	-	(0.01)	(89)	(0.12)	(133)	(0.18)
Fair value adjustment of fund unit liability	-	-	58	0.08	-	-	(49)	(0.06)
Adjustment to reflect interest on fund unit liability as non-controlling interest	-	-	3	0.01	-	-	29	0.04
Adjusted net earnings	484	0.62	446	0.59	2,414	3.13	2,119	2.79

(2)

The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of BCE net earnings to EBITDA.

9/15

($ millions )
December 31	Q4 2011	Q4 2010	2011	2010
Net earnings	573	344	2,574	2,190
Severance, acquisition and other costs	(1)	86	409	262
Depreciation	661	607	2,538	2,388
Amortization	181	193	723	737
Finance costs
Interest expense	215	174	842	685
Interest on employee benefits obligations	248	248	984	992
Interest on fund unit liability	-	93	-	370
Expected return on pension plan assets	(260)	(224)	(1,032)	(898)
Other income	5	68	(129)	(173)
Income taxes	247	159	720	632

EBITDA	1,869	1,748	7,629	7,185

(3)

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, and Bell Aliant free cash flow. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. The most comparable IFRS financial measure is cash from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)
	Q4 2011	Q4 2010	2011	2010
Cash flows from operating activities	838	491	4,869	4,367
Bell Aliant dividend / distributions to BCE	48	73	214	291
Capital expenditures	(1,008)	(1,034)	(3,256)	(2,998)
Dividends paid on preferred shares	(31)	(28)	(118)	(108)
Dividends paid by subsidiaries to non-controlling interest	(72)	-	(315)	-
Acquisition costs paid	28	12	70	24
Bell Aliant free cash flow	11	(45)	47	(139)
Free cash flow	(186)	(531)	1,511	1,437

10/15

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to our 2012 financial guidance (including revenues, EBITDA, capital intensity, Adjusted EPS, and free cash flow), our business outlook, objectives, plans and strategic priorities, BCE’s 2012 annualized common share dividend, common share dividend policy and targeted dividend payout ratios, the expected timing and completion of BCE Inc.’s proposed acquisition of an interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), our 4G LTE wireless network deployment plans, and other statements that are not historical facts, are forward-looking. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at February 9, 2012 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after February 9, 2012. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented for the purpose of assisting investors and others in understanding our expected financial position and results of operations as at and for the periods ended on the dates presented, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

Economic and Market Assumptions
A number of Canadian economic and market assumptions were made by BCE in preparing its forward-looking statements for 2012 contained in this news release, including, but not limited to: (i) growth in the Canadian economy of approximately 2% in 2012 based on the Bank of Canada’s most recent estimate, (ii) continued weak product sales, reflecting deferred business customer spending given the slow pace of economic growth, (iii) a softer advertising market expected for Bell Media, (iv) an ongoing intense level of wireline competition in both consumer and business markets, (v) higher wireline replacement, due primarily to increasing wireless and Internet-based technological substitution, and (vi) wireless industry penetration gain of 4 to 5 basis points in 2012 driven, in particular, by increased competition, the accelerating adoption of smartphones, tablets and data applications, as well as by the introduction of more LTE devices.

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Operational Assumptions
Our forward-looking statements for 2012 are also based on certain internal operational assumptions concerning Bell (excluding Bell Aliant), including, but not limited to: (i) continued NAS losses from increasing wireline substitution and continuing aggressive competition; (ii) continued customer migration to IP based systems and competitive re-price pressures in our business and wholesale markets; (iii) Bell Mobility to maintain its market share of the incumbent wireless postpaid market; (iv) increased investment in cost of acquisition and customer retention, as well as the deployment of our wireless LTE network in urban markets while continuing to leverage our wireless HSPA+ network and increased distribution in western Canada, to drive an optimal mix of postpaid customers and smartphone devices; (v) increased blended wireless ARPU driven by data usage and roaming growth attributable to a higher mix of smartphones and higher-value postpaid customers, offset partly by voice ARPU erosion due to continued aggressive competition; (vi) the maintenance of relatively stable EBITDA margins; (vii) continued focus on operating cost reductions and labour efficiency gains across the Bell organization to offset costs related to growth in our Fibe TV subscriber activations and higher wireless customer retention spending; (viii) increasing EBITDA contribution from growth services and business markets operating performance stabilizing; (ix) the flow-through of Bell Media’s specialty sports programming rate increases; (x) increased investment in broadband infrastructure and fibre expansion and upgrades to support Bell Fibe TV and our Internet services; (xi) approximately 3.3 million Bell Fibe TV-ready households by the end of 2012; and (xii) Bell Fibe TV contributing to stronger overall TV subscriber growth, Internet attach rates and triple-play household share.

Financial Assumptions
Our forward-looking statements for 2012 are also based on certain financial assumptions for 2012 concerning Bell (excluding Bell Aliant), including, but not limited to: (i) Bell’s total pension expense to be approximately $90 million, based on an estimated accounting discount rate of 5.1% and an expected return on plan assets of 6.75%, comprised of an estimated above EBITDA current service pension cost of approximately $190 million and an estimated below EBITDA net pension finance return of approximately $100 million, (ii) Bell’s total pension plan cash funding to be approximately $375 million, (iii) Bell’s cash taxes to be approximately $300 million, and (iv) net interest paid to be approximately $675 million.

Our forward-looking statements for 2012 are also based on certain financial assumptions for 2012 concerning BCE, including, but not limited to: (i) BCE’s total pension expense to be approximately $150 million, including approximately $60 million for Bell Aliant, comprised of an estimated above EBITDA current service pension cost of approximately $250 million and an estimated below EBITDA net pension finance return of approximately $100 million, (ii) depreciation and amortization expense approximately $125 million higher compared to 2011, (iii) severance, acquisition costs and other of approximately $ 100 million, (iv) an effective tax rate of approximately 23%, (v) tax adjustments (per share) of approximately $0.10 to $0.15, (vi) the repayment of $500 million of 2012 long-term debt maturities, and (vii) an annual common share dividend of $2.17 per share.

The foregoing assumptions, although considered reasonable by BCE on February 9, 2012, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

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Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our 2012 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2012 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing of advanced wireless services spectrum to new wireless entrants and their ability to launch or expand services, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, ARPU and financial results;

  the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that have only wireless telephone services;

  the increased adoption by customers of alternative TV services;

  variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and subsidy levels;

  regulatory initiatives or proceedings (including possible changes to foreign ownership restrictions), litigation, changes in laws or regulations and tax matters;

  general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services;

  our ability to implement our strategies and plans in order to produce the expected benefits, including our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service;

  our ability to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services;

  our failure to maintain network operating performance including as a result of the significant increase in broadband demand and in the volume of wireless data driven traffic;

  events affecting the functionality of, and our ability to protect, maintain and replace, our networks, equipment, facilities, information technology (IT) systems, software and other assets;

  our failure to implement, on a timely basis, and maintain effective IT systems and the complexity and costs of our IT environment;

  the complexity of our product offerings and pricing plans;

  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, essential products and services;

  the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects;

  ineffective management of changes resulting from restructurings and other corporate initiatives and from the integration of business units and business acquisitions;

  increased contributions to employee benefit plans;

  labour disruptions;

  capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for BCE Inc.’s dividend payments and share buyback program and to fund capital and other expenditures and generally meet our financial obligations;

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  our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies;

  launch and in-orbit risks of satellites used by Bell TV;

  the theft of our satellite television services;

  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations and competitive pressures, and on securing commercially favourable distribution arrangements with broadcasting distribution undertakings;

  the adverse effect of new technology and increasing fragmentation in Bell Media’s television and radio markets;

  royalties payable by Bell Media under licences pursuant to the Copyright Act may increase;

  health concerns about radio frequency emissions from wireless devices;

  our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks;

  employee retention and performance;

  BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions;

  there can be no certainty that dividends will be declared by BCE Inc.’s board of directors or that BCE Inc.’s dividend policy will be maintained;

  stock market volatility; and

  the expected timing and completion of the proposed acquisition by BCE Inc. of an interest in MLSE is subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory and league approvals.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results.

We encourage investors to also read BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 9, 2012, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). This document is also available on BCE’s website at www.bce.ca. BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 9, 2012 is incorporated by reference into this news release. For additional information, please refer to the February 9, 2012 Bell Q4 2011 Results and 2012 Analyst Guidance Call presentation available on BCE’s website.

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About BCE
BCE is Canada’s largest communications, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

Media inquiries:
Jean Charles Robillard
Bell Media Relations
(514) 870-4739
jean_charles.robillard@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

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